Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Allergan, Inc.

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	Monday, February 2, 2015
TO:	All Actavis and Allergan Colleagues
FROM:

Robert Stewart, Executive Vice President and President, Generics and Global Operations (Following Transaction Close)

Paul Navarre, Executive Vice President and President, International Brands (Following Transaction Close)

Lars Ramneborn, Senior Vice President and President, International Generics (Following Transaction Close)

RE:	Announcing Proposed Senior Leadership of Combined International Commercial Business and Operating Model

As Actavis and Allergan continue pre-integration planning, representatives from both companies are working to define the proposed operating structures for the combined company within the international region. The model will be based on the “one company” philosophy with strong brand and generic representation in countries and across regions. The countries and regions will have full Profit & Loss (P&L) responsibility which will empower decision making closer to the customer.

Our International Commercial Operating Model

In the spirit of transparency, we are pleased to outline the proposed International Commercial organization which will come into effect at the closure of the transaction.

International Commercial Organization – Enabling Our Vision of ‘Growth Pharma’

Our International Commercial organization will cover the European, African, Middle East, Canada, Latin America and Asia Pacific geographical areas. As previously announced, our International Commercial organization will be comprised of a Branded Commercial Organization reporting to Paul Navarre and a Generics Commercial Organization reporting up through Bob Stewart. The purpose of establishing two distinct commercial organizations is to enable the branded and the generics businesses to continue to accelerate growth, given their distinct customer-base and operational focus.

The New Regional Structure within the International Commercial Organization

The International Commercial Organization will be made up of ten regions, each with their own country structures. Each region will be run by a Regional President who will have full Profit & Loss (P&L) responsibility for their region across both our branded and generic businesses. The principle responsibilities for the Regional Presidents will be to fully assess the opportunities within their respective geographies, to ensure alignment with International Commercial strategies and ultimately, to support the national teams to drive revenue and optimize operating income growth.

We are very pleased to announce the proposed selection of the following leaders for the new regions:

To maximize the opportunities across both our branded and generics businesses, the Regional Presidents will have dual reporting lines to Paul Navarre, EVP & President of International Brands and Lars Ramneborn, SVP & President International Generics. Depending on the relative sizes of their branded and generics business operations, the Regional President will have a direct reporting line to either Lars or to Paul, with a secondary reporting line to the other business leader. The five regions reporting to Paul currently generate more than 70% of our international branded revenue while the five regions reporting to Lars generate more than 70% of our international generic revenue. As a result, our new structure will allow us to protect and grow our current business.

Similar to the US market, the Generics Business within Canada will continue to report directly to Bob Stewart. As previously announced, Medis, our third-party business will continue to report directly to Bob Stewart.

Country Management – Delivering Our ‘One Company’ Philosophy

At a country level, we will be implementing a ‘one company’ operating approach. Each Country Manager will be responsible for the combined business within their country, and will be accountable for the P&L for both the branded and generics businesses. The Country Manager will be fully empowered to execute plans according to their business needs, ensuring key decision making is taken close to our customers. The Country Managers will report to the relevant Regional President and will be supported by functional resources deployed nationally, regionally or internationally. Announcements about the proposed Country Management teams will be made in the coming weeks.

International Commercial Organization – Strategic Marketing and Functional Support

The regions and countries will be supported by a team of Branded and Generics/OTC International Marketing Heads who will be responsible for the development of strategic plans for specific franchises. These International Marketing Heads and their teams will act as business champions across the regions and countries. This will enable the combined company to take advantage of business expertise across the breadth of the International markets. We are currently developing the proposed structures for the International Marketing and functional support and we will communicate further on this in the coming weeks. We are currently reviewing the location of regional hubs, but we expect that several of the regions will share regional locations and support staff to maximize efficiency.

As we continue with our pre-integration planning on how we will operate at close, we are increasingly excited about the opportunities that integration will bring. This new model is consistent with our ambition of being ‘Growth Pharma’ by investing resources behind the best growth opportunities. One such opportunity is the recent decision to acquire Auden McKenzie, a generics manufacturer in the UK, which will make the combined company the biggest generics manufacturer in that market.

The management of both companies are committed to transparent and frequent communications. Proposals for the detailed organizational structures, staffing and location decisions have not yet been finalized. Each country within our International Organization has specific regulatory requirements that will need to be addressed before implementation.

We remind everyone that this announcement is for pre-integration planning purposes only, and will not be implemented until final approval post-close. In the meantime, we ask that you keep your focus on driving our current business, as indeed you have been.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan will commence mailing the joint proxy statement/prospectus to its shareholders or its stockholders on or around January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.